Exhibit 99.2

Attunity Signs Strategic Reseller Agreement with a Leading
Fortune 50 Global Technology Corporation

Partner expands its software offering to enterprise customers by reselling Attunity Replicate

BURLINGTON, MA – Attunity Ltd. (NASDAQ CM: ATTU), a leading provider of information availability software solutions, announced today that it has signed a multi-year reseller agreement with one of the largest technology corporations in the world for the resale of Attunity Replicate. As a result, the software division of this Fortune 50 company, with dedicated sales and support for data solutions, will be able to distribute and resell Attunity Replicate worldwide to strategically expand its capabilities and meet the increasing demand for data integration in heterogeneous enterprise environments.

Attunity Replicate is a high-performance data replication software solution that enables organizations to accelerate and reduce the costs of distributing, sharing and ensuring the availability of data for meeting business operations and business intelligence/analytics needs. The solution delivers fast time-to-value leveraging key technology innovations that automate and simplify replication across a wide range of market-leading, heterogeneous databases, including SQL Server, Oracle and IBM DB2.  Attunity Replicate’s high-performance optimizations enable companies worldwide to meet today’s complex Big Data needs.

“Being selected and trusted by one of the largest providers of technology and software solutions in the world is another testament to the quality and need of our software as well as the opportunity for our solutions in the large global information technology market,” said Shimon Alon, Chairman and CEO at Attunity. “The availability of information where and when needed has become a critical enabler to business success around the world. We are seeing proof of this concept in the demand from this provider’s large customer base, with opportunities already underway. We expect to record initial sales of Attunity Replicate under this reseller agreement in the third quarter of 2013.”

About Attunity
Attunity is a leading provider of information availability software solutions that enable access, sharing and distribution of data across heterogeneous enterprise platforms, organizations, and the cloud. Our software solutions include data replication, change data capture (CDC), data connectivity, enterprise file replication (EFR), managed-file-transfer (MFT), and cloud data delivery. Using Attunity’s software solutions, our customers enjoy significant business benefits by enabling real-time access and availability of data and files where and when needed, across the maze of heterogeneous systems making up today’s IT environment.

Attunity has supplied innovative software solutions to its enterprise-class customers for nearly 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of partners such as Microsoft, Oracle, IBM and HP. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, visit www.attunity.com or our In Tune blog and join our community on Twitter, Facebook, LinkedIn and YouTube.

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we discuss the opportunities and demand for Attunity Replicate above, we use a forward-looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results, expressed or implied by such forward-looking statements, could differ materially from Attunity's current expectations. Factors that could cause or contribute to such differences include, but are not limited to: our reliance on strategic relationships with our distributors, OEM and VAR partners, including Microsoft, and on our other significant customers; risks and uncertainties relating to acquisitions, including costs and difficulties related to integration of acquired businesses; our liquidity challenges and the need to raise additional capital in the future; timely availability and customer acceptance of Attunity's new and existing products, including Attunity Replicate and Attunity CloudBeam; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity's products; the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity's Annual Report on Form 20-F for the year ended December 31, 2012, which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Attunity in reports filed with, or furnished to, the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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© Attunity 2013. All Rights Reserved. Attunity is a registered trademark of Attunity Inc. All other product and company names herein may be trademarks of their respective owners.

Press contact:
Melissa Kolodziej, Director of Marketing Communications, Attunity
melissa.kolodziej@attunity.com
Tel. 781-730-4073